09056065

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Brokerage Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North Market Street
(No. and Street)

Wilmington	DE	19890-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Michael Fox 302.651.8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

lcg 3/12

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OATH OR AFFIRMATION

I, R. Michael Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Brokerage Services Company, as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SUSAN M. MURPHY
Notary Public - State of Delaware
My Comm. Expires June 27, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (p) Reconciliation with FOCUS computation of net capital

Wilmington Brokerage Services Company

Financial Statements and Supplemental Information

Year ended December 31, 2008

Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Wilmington Brokerage Services Company:

We have audited the accompanying statement of financial condition of Wilmington Brokerage Services Company (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Brokerage Services Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2009

Wilmington Brokerage Services Company

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	5,066,377
Securities owned:		
Marketable, at market value		7,905,874
Commissions receivable		258,472
Fixed assets, at cost,		
less accumulated depreciation of $1,070,593		51,800
Other assets		52,853
Total assets	$	13,335,376

Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Wilmington Trust Company	$	489,285
Accounts payable		203,058
Incentive Accrual		310,617
Deferred tax liability		34,670
Income taxes payable to Wilmington Trust Company		
and state taxing authorities		843,130
Total liabilities		1,880,760
Stockholder's equity:		
Common stock, no par, 100 shares authorized, issued,		
and outstanding		25,000
Additional paid-in capital		1,518,098
Retained earnings		9,911,518
Total stockholder's equity		11,454,616
Total liabilities and stockholder's equity	$	13,335,376

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Income

Year ended December 31, 2008

Revenues:		
Brokerage commissions	$	11,128,268
Mutual fund commissions		4,658,907
Advisory fees		2,954,141
Interest and dividends		173,383
Principal transactions		70,216
Other		587,560
Total revenues		19,572,475
Expenses:		
Employee compensation and benefits		7,434,010
Clearing costs		1,569,555
Supplies		44,608
Professional fees		116,204
Telephone and communication		71,115
Travel and conferences		31,395
Depreciation		15,141
Loss on disposal of assets		1,825
Postage		197,902
Occupancy and other support		208,685
Inter-co servicing expense		828,546
Filing and handling fees		356,201
Other		950,532
Total expenses		11,825,719
Income before income taxes		7,746,756
Provision for income taxes		3,177,677
Net income	$	4,569,079

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company
Statement of Stockholder's Equity
Year ended December 31, 2008

	Common Stock				Additional Paid-in		Retained		
	Shares		Amount		Capital		Earnings		Total
Balance, January 1, 2008	100	$	25,000	$	1,505,379	$	11,342,439	$	12,872,818
Net Income							4,569,079		4,569,079
Stock-Based Compensation Expense					12,719				12,719
Dividend Paid							(6,000,000)		(6,000,000)
Balance, December 31, 2008	100	$	25,000	$	1,518,098	$	9,911,518	$	11,454,616

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	4,569,079
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		15,141
Loss on disposal of assets		1,825
Changes in operating assets and liabilities:		
Increase in securities owned, net		(1,156,380)
Decrease in commissions receivable		342,903
Decrease in other assets		87,199
Increase in payable to Wilmington Trust Company		187,348
Increase in accounts payable		25,897
Increase in incentive accrual		157,729
Increase in income taxes payable to Wilmington Trust Company and state taxing authorities		609,695
Increase in deferred income taxes		88,164
Stock-based compensation expense		12,719
Net cash provided by operating activities		4,941,319
Cash flows from investing activities:		
Purchases of furniture, equipment and improvements		(8,330)
Net cash used in investing activities		(8,330)
Cash flows from financing activities:		
Cash dividends		(6,000,000)
Net cash used in financing activities		(6,000,000)
Net decrease in cash		(1,067,011)
Cash, beginning of year		6,133,388
Cash, end of year	$	5,066,377
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes paid to Wilmington Trust Company and state taxing authorities	$	2,519,313

The accompanying notes are an integral part of these financial statements.

NOTE 1 -- ORGANIZATION

Wilmington Brokerage Services Company (the Company) is a discount broker registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Wilmington Trust Company (WTC). WTC is a wholly-owned subsidiary of Wilmington Trust Corporation (the Corporation). The Company's customer base is geographically diverse; however, the majority are trust or retail customers of WTC who reside in Delaware.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents for purposes of these financial statements consist of cash and money market funds.

Securities Transactions:

Security transactions are cleared through National Financial Services, LLP and Pershing Investments, LLC (the Clearing Brokers). Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues related to customers' security transactions are recorded on a trade date basis.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Buildings and improvements are depreciated on a straight-line basis over an estimated useful life of 39 years. Furniture and equipment is depreciated on a straight –line basis over an estimated useful life of 3, 5, or 7 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned:

At December 31, 2008, the Company holds U.S. Treasury Bills, maturing in July 2009 and April 2010, which are carried at market value with unrealized gains and losses reflected in the principal transactions line of the Statement of Income.

Recent Accounting Pronouncements:

On January 1, 2008 we adopted SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, provides a framework for measuring fair value in accordance with GAAP, and expands disclosures related to fair value measurements. The definitions, framework, and disclosures required by SFAS No. 157 apply to other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 had no material effect on our financial statements.

On January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB No. 115". SFAS 159 gives entities the option to measure eligible financial instruments at fair value as of specified dates. The election to choose the fair value option generally may be applied on an instrument-by-instrument basis and typically is irrevocable. The adoption of SFAS No. 159 had no material effect on our financial statements.

In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 is intended to correct flaws in the GAAP hierarchy which, up to now, had been defined in the U.S. auditing literature. The purpose of the new standard is to improve financial reporting by providing a consistent framework for determining what accounting principles should be used when preparing U.S. GAAP financial statements. SFAS No. 162, which was effective for us on November 15, 2008, did not have a material effect on our financial statements.

NOTE 3 -- INCOME TAXES

The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized. The Company's provision for income taxes is computed as if the Company filed a separate tax return, however, the Company's taxable income is included in the consolidated federal income tax return filed by the Corporation. The income tax expense at December 31, 2008 was $3,177,677, consisting of current and deferred income tax expense of $3,089,513 and $88,164, respectively. The amount payable to WTC and state taxing authorities at December 31, 2008 was $843,130.

The difference between income tax at the statutory rate of 35% and income tax expense included in the statement of income is primarily related to employee stock plan benefits of $95, meals and entertainment of $599, miscellaneous other adjustments of $118,276, and the impact of state taxes (net of the federal benefit) of $347,342. The Company has a net deferred tax liability of ($34,670) at December 31, 2008. A valuation allowance is established against deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable.

NOTE 4 -- FIXED ASSETS

A summary of fixed assets at December 31, 2008 follows:

Buildings and improvements	$	511,225
Furniture and equipment		611,168
		1,122,393
Accumulated depreciation		1,070,593
Fixed assets, net	$	51,800

Depreciation expense was $15,141 for 2008.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company receives compensation for brokerage activities performed for the Wealth Advisory Services Department of WTC. In 2008, the Company recorded net brokerage commissions in the amount of $1,119,695 for these activities. In 2008, the Company paid the Personal Financial Services Department a negotiated amount of $1,707,544 to support Personal Investment representatives at branch sites. This amount is included in "Employee compensation and benefits" in the Statement of Income.

During 2008, the Company incurred service fee of $828,546 under a service agreement with WTC which is included in "Inter-co servicing expense" in the Statement of Income.

During 2008, the Company incurred rental expense of $178,218 under a leasing arrangement with WTC which is included in "Occupancy and other support" in the Statement of Income.

During 2008, the Company reimbursed WTC for $2,452,875 for income tax paid to Internal Revenue Services. At December 31, 2008, the Company has an income tax payable to various other taxing authorities and WTC of $435,196 and $407,934 respectively.

NOTE 6 – EMPLOYEE BENEFITS AND OTHER POSTRETIREMENT BENEFITS

Employees of the Company are included in the noncontributory defined benefit pension plan of WTC, and are provided certain other postretirement health and life insurance benefits. Costs for these plans are borne fully by WTC. The defined benefit pension plan covers substantially all employees of the Company after certain age and service requirements are attained.

Employees of the Company are also eligible to participate in the Corporation's Employee Stock Purchase Plan and WTC's Thrift Savings Plan after meeting certain age and service requirements. Eligible employees may contribute from 1% to 25% of their annual base pay to the Thrift Savings Plan. The first 6% of each employee's pay is eligible for matching contributions from the Company of $.50 on each $1.00. In 2008 the Company's contributions for employees participating in the Thrift Savings Plan amounted to $88,253.

NOTE 7 -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had "net capital" of $10,646,754 which was $10,396,754 in excess of its required minimum net capital of $250,000 for regulatory purposes. The company maintains a minimum net capital of $250,000 for purposes of rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was .18 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

NOTE 8 -- CLEARING AGREEMENT

All customer securities transactions are introduced and cleared on a fully-disclosed basis through the clearing brokers that are members of the New York Stock Exchange, Inc. (the "NYSE") pursuant to a clearing agreement (the "Agreement"). Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition and the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). Commissions receivable on the Statement of Financial Condition are amounts due from these Clearing Brokers.

The Agreement states the Company will assume customer obligations should a customer of the Company default. As of December 31, 2008, accounts owed to the clearing brokers by these customers were adequately collateralized by securities owned by the customers.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2008

Net Capital		
Total stockholder's equity from Statement of Financial Condition		$ 11,454,616
Deduct, stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		11,454,616
Additions		-
Total capital and allowable subordinated liabilities		11,454,616
Non-allowable assets		
1. Excess cash	466,260	
2. Commissions receivable	83,765	
3. Other assets	42,499	
4. Fixed assets, net	51,800	
Total non-allowable assets		644,324
Net capital before haircuts on securities positions		10,810,292
Haircuts on securities		(163,538)
Net capital		$ 10,646,754
Aggregate Indebtedness		
Included in Statement of Financial Condition		
Payable to Wilmington Trust Company		$ 489,285
Accounts payable and other liabilities		219,557
Deferred tax liability		34,670
Incentive accrual		310,617
Income taxes payable to Wilmington Trust Company and state taxing authorities		843,130
Total aggregate indebtedness		1,897,259
Percentage of aggregate indebtedness to net capital		18%
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		126,484
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of 6-2/3% of aggregate indebtedness of $1,897,259 or $250,000)		250,000
Excess net capital		$ 10,396,754
Excess net capital at 1000%		$ 10,457,029

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1 (continued)

December 31, 2008

Reconciliation of Company's Computation of Net Capital with FOCUS Report

Net Capital as reported in Wilmington Brokerage Services Company's Part IIA (Unaudited) FOCUS report	$	10,848,257
Other Items:		
Adjustment to payables to Wilmington Trust Company		95,932
Adjustment to income taxes payable to Wilmington Trust Company and state taxing authorities		(301,944)
Adjustment to deferred tax liability		4,509
Net Capital as shown on page 11	$	10,646,754

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

The Board of Directors
Wilmington Brokerage Services Company:

In planning and performing our audit of the financial statements of Wilmington Brokerage Services Company (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a

KPMG

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009